THE SOUTH | FINANCIAL GROUP

2007

Summary Annual Report

CORPORATE PROFILE

The South Financial Group, Inc. is the largest publicly-traded bank holding company headquartered in South Carolina and ranks among the top 50 U.S. commercial bank holding companies in total assets. The Company focuses on attractive Southeastern banking markets with long-term growth potential. TSFG operates Carolina First Bank, which conducts banking operations in North Carolina and South Carolina (as Carolina First Bank), in Florida (as Mercantile Bank), and on the Internet (as Bank CaroLine).

Founded in 1986, The South Financial Group uses a super-community bank strategy, serving the needs of small business, middle-market companies, and retail consumers by offering a full range of financial services, including deposits and loans; treasury services and merchant processing; full-service brokerage and investments; business and personal insurance; trust and investment management; and wealth management and private banking. As a super-community bank, TSFG combines an exceptional level of personalized customer service and local decision-making, typical of community banks, with the full range of financial services normally found at larger regional institutions.

At December 31, 2007 (*$ in billions*):

Assets	$13.9
Loans	$10.2
Customer funding*	$ 8.2
Tangible shareholders' equity	$ 0.9
Shareholders' equity	$ 1.6
Market capitalization	$ 1.1
Banking region	SC, NC, and FL
Branch offices	172
Listing	NASDAQ
Ticker symbol	TSFG

**Customer funding is total deposits less brokered deposits plus customer sweep accounts.*

CONTENTS

FORWARD-LOOKING STATEMENTS

The South Financial Group's 2007 Annual Report contains certain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements may address issues that include significant risks and uncertainties. Although we believe that the expectations reflected in this discussion are reasonable, actual results may be materially different. Please refer to The South Financial Group's 2007 Annual Report on Form 10-K for a more thorough description of the types of risks and uncertainties that may affect management's forward-looking statements. The information contained herein shall be deemed to be updated by any future filings made by The South Financial Group with the Securities and Exchange Commission.





Mack I. Whittle, Jr.
Chairman, President and Chief Executive Officer

TO OUR SHAREHOLDERS,

"2007 looks to be another challenging year for the industry."

This prediction in my Letter to Shareholders last year certainly proved to be true for us and for the banking industry. As we closed 2007 and enter 2008, challenges for all of us have only increased. The most immediate concern is the difficult credit environment, followed by a slowing economy and intense competition for deposits. These forces continue to affect our financial performance, but we remain focused on our strategic objectives and are moving forward in executing our initiatives.

Strategic Objectives in Place

We focused on six strategic objectives in 2007. These objectives will remain central to our efforts to improve our returns to shareholders in 2008 and beyond:

1. Lower funding costs by continuing to improve our volume, mix, and cost of deposits;
2. Balance loan growth with credit quality and profitability;
3. Improve longer-term credit performance relative to peers;
4. Increase noninterest income through growth in deposits and Wealth Management revenues;
5. Control operating noninterest expenses and manage to positive operating leverage; and
6. Continue effective capital management.

2007 Results: Step-by-Step Progress

As we work to improve our financial performance, we have made encouraging progress that gives us confidence as we look ahead. Be assured that we are striving to increase shareholder value through everything we do.

A Super-Community Bank That Really Cares

To make certain that customers understand what makes us truly unique, we are dedicating ourselves to do "Whatever it takes." That's a tall order, but it's one we regularly deliver. As a super-community bank, we offer sophisticated products and individual service to every customer, every day.



We simply do whatever it takes to:

- Treat our customers with genuine hospitality and make them feel at home.
- Be accessible and responsive to customer needs.
- Stay involved with our local communities.

Strengthened balance sheet by improving earning asset mix...



58.3%
62.4%
66.8%
75.8%
79.8%
2003
2004
2005
2006
2007

Average Loans as a % of Average Earning Assets

...and building tangible equity.



5.97%
5.93%
5.83%
6.48%
6.61%
2003
2004
2005
2006
2007

Tangible Equity as a % of Tangible Assets

In 2007, we earned net income of $73.3 million, or $0.99 per diluted share, compared with $112.9 million, or $1.49 per diluted share, for 2006. Key factors in this decline were a higher provision for credit losses and lower net interest income. While the net interest margin declined for full-year 2007, we've kept our net interest margin within a narrow range of 3.08% to 3.12% over the last five quarters. We have accomplished this by building a more conservative, less volatile balance sheet, with a more predictable earnings stream in varying rate environments. While we have work ahead to grow our net interest margin, we know that our growth depends on improving our customer funding base.

To see where we have been successful, and where we continue to focus, I'd like to highlight actions taken in 2007 related to our objectives.

1. Funding: Focus on an Improved Base and Lower Costs

A critical element to longer-term profitability is our ability to grow core customer funding and reduce wholesale funding. We've developed a set of well-planned initiatives to improve the level, mix, and cost of deposits. As part of our strategic planning, we've built awareness throughout the Company of the importance of funding-related initiatives. A good example is our growth in customer sweeps of approximately 30% in 2007 – a valuable source of funding from excess balances tied directly to core commercial accounts.

2. Loans: Enhanced Earning Asset Mix

For full-year 2007, average loans increased 4.1%, while average investment securities declined 17.0%, leading to an improved earning asset mix. Average loans as a percentage of average earning assets has increased to approximately 80%, while maintaining loan yields above peer averages throughout 2007. To reduce interest rate risk and enhance our earning asset mix, we've been reducing investment securities by not reinvesting proceeds. Our investment securities are now $2 billion, versus the over $4 billion we reported at year-end 2004 – a reduction of over 50%. This is the securities level that we said we would reach, and we did.

3. Credit Quality: Proactive in a Problematic Credit Cycle

To begin with, it is important that you know that we are being very proactive as we move through today's problematic credit cycle. We continue to manage credit conservatively and prudently, maintaining solid levels of capital and reserves for credit losses.

A Strategic Footprint With Long-Term Growth Potential

As our markets grow, so will our opportunities. We've also geographically diversified our customer base by entering Florida in 1999 and North Carolina in 2000. Today, TSFG's three-state branch network is organized into 12 markets, led by market presidents with local market knowledge and local decision-making authority.



CAROLINA FIRST

North Carolina
Entered Market 2000
Loans $1.8 billion
Customer Funding $1.2 billion
Branches 27

CAROLINA FIRST

South Carolina
Entered Market 1986
Loans $4.2 billion
Customer Funding $3.9 billion
Branches 79









MERCANTILE BANK

Florida
Entered Market 1999
Loans $4.2 billion
Customer Funding $3.1 billion
Branches 66

Information as of December 31, 2007. Loans include corporate banking and indirect auto loans. Customer funding is total deposits less brokered deposits plus customer sweep accounts.

Geographically diversified our customer base as we built our footprint...


North Carolina
South Carolina
17%
42%
Florida
41%

% of Loans


North Carolina
South Carolina
14%
48%
Florida
38%

% of Customer Funding*

*Customer funding is total deposits less brokered deposits plus customer sweep accounts.

...in attractive markets with long-term growth potential.


10.6%
6.5%
U.S. Median
TSFG Markets

Projected Household Growth 2007-2012

Source: SNL Financial, deposit weighted by county

You can see the impact of the heightened concerns about credit in our financial results. Our 2007 provision for credit losses increased to $68.6 million, more than double the level for 2006. Part of this increase, approximately $18.4 million, was related to the provision for the Penland Development loans, substantially all of which were charged-off in 2007.

4. Noninterest Income: Deepening Relationships

Treasury Services and Merchant Processing posted strong growth in 2007, up 33% and 41%, respectively. This came on the heels of growth in excess of 20% during 2006. In addition to providing noninterest income, these services are important in deepening our commercial relationships and have also led to growth in customer funding through customer sweep accounts. We've also increased our Wealth Management income, up 8% in 2007, and look to expand Private Banking in 2008, which will serve as the portal for many of these services. Additionally, our focus on customer funding will assist in growing customer fee income, which presently comprises approximately 50% of total operating noninterest income. Mortgage proved to be challenging, but the increased refinancing activity from the lower rate environment may provide opportunities for 2008.

5. Noninterest Expenses: Controlled and Decreased

We continue to manage operating noninterest expenses and are pleased with the progress we made last year. For full-year 2007, we reduced operating noninterest expenses by 1.2%, including reducing the fourth quarter 2006 operating noninterest expense quarterly run rate by $5 million. We did this while investing in the Company and covering incremental increases from FDIC insurance and credit collection efforts. We were able to reduce many expenses by decreasing staff levels, centralizing back office functions, and focusing on expense control as a cultural change supported by monitoring processes.

6. Capital Levels: Maintained a Strong Position

We remained well-capitalized (9.49% for Tier 1 and 10.88% for total risk-based) and ended 2007 with a tangible equity ratio of 6.61% (above our 6% to 6.5% targeted level), even after considering the return of approximately $137 million to shareholders through dividends and stock repurchases. During 2007, we reduced our capital costs by calling and then reissuing at lower spreads approximately $125 million of trust preferred securities.

Talented Professionals Who Do Whatever It Takes

Our organization is filled with bankers whose passion is to provide customers with service, solutions, and products that meet their individual needs. Whether working with a commercial customer or an individual, our professionals are intent on exceeding expectations and nurturing a lasting, meaningful relationship with every customer.



Balance *Integrity* *Passion*

Professionalism *Relationships*

"Our business model, which is built around knowing our customers and our local markets well, keeps us close to the people who bank with us."

Looking Ahead

In 2008, we will continue to focus on our stated objectives, as we work diligently to overcome the near-term pressure from the credit cycle and continued competition for deposits. Nonetheless, we have enhanced our ability to succeed going forward even though we expect nonperforming assets to exceed 2007 levels before they get better.

As we manage through this difficult credit cycle and softening economy, the following points are worth noting:

Our business model, which is built around knowing our customers and our local markets well, keeps us close to the people who bank with us. This gives us an advantage in the early identification of problems and helps us as we take preemptive steps to manage through problems.

We are a likely destination for customers migrating from the larger banks as these larger institutions focus internally and capital markets contract. We are already seeing opportunities with in-market companies, particularly among commercial and industrial companies, as they seek more responsive financial service providers.

"We remain committed to our footprint. While certain areas where we do business are under pressure, we are confident that our attractive, higher-growth market focus bodes well for our long-term prospects."

Also, we remain committed to our footprint. While certain areas where we do business are under pressure, we are confident that our attractive, higher-growth market focus bodes well for our long-term prospects. We are positioning our Company to deliver improved performance as the cycle turns, as we continue to make progress on our key objectives.

With all the attention on credit, it's important not to ignore the steady, quarter-by-quarter progress we've made in certain areas – stabilizing net interest margin, improving our earning asset mix, controlling expenses, and maintaining a strong capital position.

Committed to Corporate Governance

The South Financial Group has strived to align the interest of the Board and management with those of our shareholders. Examples of recent steps:

- Our Board has implemented "majority voting" for election of directors and has proposed "declassifying" the Board, so that each director will be annually accountable to shareholders – all in keeping with emerging best practices of corporate governance.

"We remain focused on our strategic objectives and are moving forward in executing our initiatives...

- *Lower funding costs*
- *Balanced loan growth*
- *Improved credit quality*
- *Fee income increases*
- *Expense control*
- *Capital management*

...and there is an intense desire throughout our organization to focus, change, and execute so as to deliver increased shareholder value."

- In light of the current economic environment and performance of the Company, Executive Management did not receive base salary increases for 2008.
- At least 50% of Executive Management's short-term bonuses for 2007 were paid in restricted shares, increasing management's stock ownership and alignment with shareholders.

While keeping our "well-capitalized" position, we are consistently paying and increasing cash dividends for our shareholders. The South Financial Group has increased its quarterly cash dividends annually in each of the last 14 years, including a 6% increase in the fourth quarter of 2007.

In Closing

Three of our Board of Directors members – Claymon Grimes, Charlie Schooler, and Sam Vickers – will be retiring this year, and I want to thank them for their long and dedicated service to our Company. Each will become a Director Emeritus and stay involved with The South Financial Group, so we will continue to have the benefit of their wisdom and insight.

Finally, I want our shareholders to know that we appreciate your investment and our customers to know that we appreciate your business. As we move ahead, I assure you that every member of our team is ready to tackle each challenge with energy and commitment. This is an exciting time at The South Financial Group, and there is an intense desire throughout our organization to focus, change, and execute so as to deliver increased shareholder value.

Sincerely,

Mack I. Whittle, Jr.
Chairman, President and Chief Executive Officer

February 28, 2008

FINANCIAL HIGHLIGHTS

(In thousands, except per common share)	2007	2006	2005	2004	2003	% Change 2007/2006	% Change Five-Year Compound
EARNINGS SUMMARY							
Total revenue[a]	$ 496,092	$ 519,276	$ 452,906	$ 451,084	$ 343,731	(4)%	12%
Total operating revenue[a] [b]	506,961	523,121	524,377	449,186	343,592	(3)	14
Net income	73,276	112,866	69,821	119,508	83,583	(35)	3
Operating earnings	79,928	115,101	126,130	127,308	87,713	(31)	5
PER COMMON SHARE							
Net income – diluted	$ 0.99	$ 1.49	$ 0.94	$ 1.80	$ 1.66	(34)%	(8)%
Operating earnings – diluted[b]	1.08	1.52	1.69	1.92	1.74	(29)	(6)
Cash dividends declared	0.73	0.69	0.65	0.61	0.57	6	8
At year-end:							
Book value	21.40	20.73	19.90	19.56	16.46	3%	9%
Tangible book value	12.04	11.63	10.64	10.98	10.48	4	7
Market price	15.63	26.59	27.54	32.53	27.75	(41)	(5)
BALANCE SHEET, AT YEAR-END							
Loans held for investment	$10,213,420	$ 9,701,867	$ 9,439,395	$ 8,107,757	$ 5,732,205	5%	18%
Securities	2,025,903	2,795,764	3,159,617	4,310,088	4,007,571	(28)	(5)
Total assets	13,877,584	14,210,516	14,319,285	13,798,689	10,724,715	(2)	12
Customer funding[c]	8,178,471	8,392,597	8,201,571	6,827,268	5,547,466	(3)	14
Deposits	9,788,568	9,516,740	9,234,437	7,670,944	6,032,238	3	16
Shareholders' equity	1,550,308	1,562,032	1,486,907	1,393,460	972,299	(1)	19
BALANCE SHEET, AVERAGES							
Loans	$10,013,387	$ 9,621,846	$ 8,883,837	$ 6,927,336	$ 4,915,437	4%	20%
Securities	2,525,317	3,043,385	4,388,351	4,158,202	3,471,324	(17)	6
Earning assets	12,545,223	12,692,872	13,307,956	11,101,951	8,425,590	(1)	16
Total assets	14,044,565	14,202,649	14,752,973	12,208,069	9,261,657	(1)	17
Customer funding[c]	8,216,762	8,077,605	7,606,071	6,167,731	4,788,040	2	18
Deposits	9,805,367	9,129,011	8,631,714	6,899,366	5,144,412	7	21
Shareholders' equity	1,543,552	1,506,195	1,463,125	1,164,004	709,791	2	25
RATIOS							
Performance:							
Return on average assets	0.52%	0.79%	0.47%	0.98%	0.90%		
Return on average assets, operating[b]	0.57	0.81	0.85	1.04	0.95		
Return on average equity	4.75	7.49	4.77	10.27	11.78		
Return on average equity, operating[b]	5.18	7.64	8.62	10.94	12.36		
Net interest margin (tax-equivalent)	3.10	3.22	3.12	3.06	3.01		
Efficiency ratio, as reported[d]	64.68	62.77	69.92	53.34	57.97		
Cash operating efficiency ratio[b] [d]	60.70	59.40	54.35	49.23	54.49		
Credit quality:							
Net loan charge-offs as a % of average loans HFI	0.53	0.28	0.36	0.46	0.62		
Nonperforming assets as a % of loans HFI and foreclosed property	0.88	0.43	0.47	0.69	1.06		
Capital:							
Tangible equity to tangible assets	6.61	6.48	5.83	5.93	5.97		
OTHER INFORMATION							
Common shares outstanding	72,455	75,341	74,721	71,252	59,064	(4)%	9%
Market capitalization	$ 1,132,475	$ 2,003,325	$ 2,057,829	$ 2,317,839	$ 1,639,036	(43)	3
Full-time equivalent employees	2,474	2,618	2,607	2,308	1,918	(6)	8
Branch offices	172	167	172	154	134	3	8
ATMs	187	169	167	145	122	11	12

Notes:

[a] Total revenue is the sum of net interest income and noninterest income. Total operating revenue is calculated using tax-equivalent net interest income and operating noninterest income.

[b] Operating results exclude nonoperating items, such as gains or losses on asset sales, changes in fair value of certain interest rate swaps, impairment charges, employment contract buyouts and severance, merger-related costs, and other nonoperating items. Please see page 19 for reconciliations of GAAP to non-GAAP operating measures.

[c] Customer funding is total deposits less brokered deposits plus customer sweep accounts.

[d] Efficiency ratio is calculated as noninterest expenses divided by the sum of net interest income and noninterest income. Cash operating efficiency ratio is calculated using tax-equivalent net interest income and excludes nonoperating items and amortization of intangibles.

It's amazing what three little words can do when an entire organization gets behind them. In 2007, we championed these three words – Focus, Change, Execute – and our united efforts are gaining momentum. Focus: Where are the challenges, and where can we make a difference? Change: What needs to be done differently, and what new approaches will drive performance? Execute: How can we move forward, and what disciplined actions will get the job done?

Focus



Why are you concentrating on deposits as a key factor for improving performance?

During the summer of 2007, we did a strategic analysis to evaluate where we stood vis-à-vis our peers. We saw many things that we've done well, but we also saw areas of opportunity and places where we could improve. For example, we saw that we pay more in interest expense on our funding, including deposits, than many other banks. Moreover, despite those higher rates, our branches were getting less than their fair share of deposits in their respective markets. Our takeaway: concentrate on customer funding growth and take advantage of the room to grow that exists for us in this area. By focusing on enhancing our deposit mix, increasing our deposit volume, achieving improved pricing, and augmenting our deposit-related fee income across the board, we can improve our performance.

We have deepened our understanding of our deposit challenges and are focusing our efforts on three high-impact areas:

- improve our retail focus,
- leverage our existing commercial base, and
- fully develop our private banking resources.

How are you approaching capital levels, particularly given the slowing economy and difficult credit environment?

With the turbulence in the credit and capital markets, we think it's prudent to keep our capital levels strong to provide extra protection in this environment. We remain well-capitalized in all capital ratios and ended 2007 with a tangible equity to tangible assets ratio of 6.61% – a ratio above our internal target range of 6% to 6.5%. In addition to maintaining solid capital ratios, we also are working to more efficiently manage the composition of our capital. In 2007, we called and issued approximately $125 million of trust and REIT preferred securities, reducing our spread over LIBOR by 209 basis points. The result of these actions is increased flexibility in our ability to manage overall balance sheet growth and reduced financing costs. Indeed, during 2007, TSFG returned $137 million in capital through dividends and share repurchases and increased its cash dividend to shareholders.





How much do you emphasize community involvement?

One of our guiding principles is to be a new kind of community bank, one that delivers big bank products with hometown service. You can't deliver that hometown service if you're not at home where you do business. We are active in our communities and are committed to helping our communities succeed. Our bankers serve on local civic and charitable boards. Our people are active in PTA and Little League; busy in their town's development; and involved in community fundraisers. For many years, we have particularly focused on safe, affordable housing for low- and moderate-income residents throughout our communities. Our partnerships with North and South Carolina and Florida State Housing Authorities have done much to improve the lives of many deserving families. In fact, in 2007 for the third year, Carolina First Bank was recognized by the South Carolina Housing Finance Authority as Lender of the Year.

Change



What's changing at Carolina First and Mercantile Bank when it comes to customers?

TSFG has always been relationship-driven when it comes to our customers, and that's not changing. What is changing is our new tagline: "*Whatever it takes.*" These three simple words help customers better understand our bank, define it, and understand what to expect from us and from our products and services. It illustrates our drive to exceed customers' expectations with the financial products we provide, the family-oriented service we deliver, and our efforts to help our communities succeed. Throughout our Company, we are all committed to living our new watchwords when it comes to customers – in short, doing "*Whatever it takes.*"

Are you finding new ways to improve employee training and engagement?

In 2007, we rolled out TSFG University. This learning center will provide a strategic framework for managing our employees' training and development from the day they join our Company throughout their career. The programs being created for the University are designed to support our overall strategies and goals. Our employees will gain insight into our unique brand of banking while acquiring the skills and mastering the tools they need to serve our customers.

Growing and retaining top leadership talent is a key component of our overall strategy. In 2006, we launched *Leaders Teaching Leaders* – a year-long leadership development process for top-performing individuals. We continued this initiative in 2007. This year's participants formed two action teams to focus on the topics, "Change Integration" and "Employee Ownership."

In 2006, TSFG started holding "Town Hall" meetings, in both live forums hosted by our Chief Executive Officer and senior managers and through our "Virtual Town Hall" on our Intranet. We seek suggestions from employees on how to keep our focus on the customer while increasing our competitive edge. Through this team approach, we've made operating improvements, including new products, streamlined processes, and enhanced marketing strategies. And finally, throughout TSFG, we are fostering accountability and rewarding hard work. We want our employees to know that we value their contributions, appreciate their suggestions, and understand that their frontline customer engagement and back office support are fundamental to our future advancement.



What leadership changes have you made?

We continue to add strong, new talent. Lynn Harton joined us as our new Chief Risk and Credit Officer. Lynn has built an impressive team attracting top talent with regional bank experience in areas of credit approval, credit policy, risk analytics, data management, and specialized lending. Most recently, Andy Morris joined our team bringing over 30 years of experience in commercial real estate banking with an emphasis on income-producing properties.

2007 also marked the beginning of James Gordon's career with TSFG as our new Chief Financial Officer. James has over 20 years of banking experience, both in public accounting and as Chief Accounting Officer and Chief Risk Officer for larger regional banks. Moreover, our market leadership in South Florida has been strengthened with the addition of Ernie Diaz as that area's market president. In the past few years, we have been able to attract outstanding individuals with local market knowledge and impressive banking experience.

Execute



How are you advancing the strategic initiatives you have outlined?

In 2007, we put action plans and step-by-step initiatives in place to foster improvement of our long-term financial performance. Many of these initiatives address our key challenge of lowering our funding costs by improving customer funding volume, mix, and interest rates paid.

To accomplish these goals, we are actively targeting numerous aspects of our operations. Examples of our customer funding initiatives include the following:

For Retail – Improve goal setting by market and product; simplify checking account products (from 14 different accounts to three – Exceptional, Enhanced, and Easy); and change the organizational structure to shared execution responsibility (by both line of business and market).

For Commercial – Introduce Enterprise Banking, a disciplined sales process to deepen customer relationships; perform a systematic review of existing relationships; and pursue deposit-rich customers.

For Wealth Management – Add dedicated private bankers in nine additional markets in 2008 (seek to capture the entire customer relationship); introduce customized deposit, investment, and credit products; and have private bankers serve as a portal for Wealth Management services.

Are you adding new tools or processes to obtain better information?

We are. In 2007, we fostered better pricing discipline on both sides of the balance sheet, due in part to centralized pricing established by market. We also made significant inroads toward aligning our customer data along lines of business (such as retail and commercial), which will help us better understand customer behavior and foster greater accountability among management. In 2008, we will implement additional tools to help us further analyze our performance by assessing profitability at the customer, line of business, product, and relationship manager levels. Furthermore, we're currently rolling out Enterprise Banking throughout our footprint. This disciplined sales process starts with commercial relationship managers who understand the financial needs of our customers and key prospects and who act as the "quarterback" for each team. A second part of the process is our line of business leaders who collaborate to bring together the capabilities that customers want and need. The end result is a commercial sales process that methodically tracks useful customer-oriented feedback and encourages our commercial relationship managers to satisfy the full range of the customers' banking needs.





What is the common thread among all your initiatives?

We are moving to give people distinct reasons to bank with us and doing "*Whatever it takes*" to build stronger and deeper relationships with our customers. That means having the right products and the right talent in place to underscore our unique position as a super-community bank that really cares. In essence, the initiatives we are executing now, and in the coming months, all reflect a disciplined effort to make certain we don't just tell our customers we are different, but prove it using tangible and specific "proof points." Creating and implementing these proof points has our immediate attention and is a common focus we all share as TSFG moves ahead.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	December 31, 2007	2006
ASSETS		
Cash and due from banks	$ 290,974	$ 326,567
Interest-bearing bank balances	5,551	31,264
Securities		
Available for sale, at fair value	1,986,212	2,743,456
Held to maturity (fair value $39,782 in 2007 and $52,101 in 2006)	39,691	52,308
Total securities	2,025,903	2,795,764
Loans held for sale	17,867	28,556
Loans held for investment	10,213,420	9,701,867
Less: Allowance for loan losses	(126,427)	(111,663)
Net loans held for investment	10,086,993	9,590,204
Premises and equipment, net	233,852	219,163
Accrued interest receivable	70,464	77,523
Goodwill	651,003	650,492
Other intangible assets, net	27,179	35,076
Other assets	467,798	455,907
Total assets	$13,877,584	$14,210,516
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits		
Noninterest-bearing	$ 1,127,657	$ 1,280,908
Interest-bearing	8,660,911	8,235,832
Total deposits	9,788,568	9,516,740
Short-term borrowings	1,637,550	1,768,719
Long-term debt	698,340	1,130,475
Accrued interest payable	69,288	68,940
Other liabilities	133,530	163,610
Total liabilities	12,327,276	12,648,484
Commitments and contingencies	–	–
Shareholders' equity		
Preferred stock – no par value; authorized 10,000,000 shares; issued and outstanding none	–	–
Common stock – par value $1 per share; authorized 200,000,000 shares; issued and outstanding 72,455,205 shares in 2007 and 75,341,276 shares in 2006	72,455	75,341
Surplus	1,107,601	1,167,685
Retained earnings	386,061	367,261
Guarantee of employee stock ownership plan debt	–	(151)
Accumulated other comprehensive loss, net of tax	(15,809)	(48,104)
Total shareholders' equity	1,550,308	1,562,032
Total liabilities and shareholders' equity	$13,877,584	$14,210,516

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
(In thousands, except per share data)	2007	2006	2005
INTEREST INCOME			
Interest and fees on loans	$764,828	$721,020	$568,222
Interest and dividends on securities:			
Taxable	103,525	124,850	173,657
Exempt from Federal income taxes	11,601	12,819	11,243
Total interest and dividends on securities	115,126	137,669	184,900
Interest on short-term investments	402	1,511	1,175
Total interest income	880,356	860,200	754,297
INTEREST EXPENSE			
Interest on deposits	368,295	291,292	196,689
Interest on short-term borrowings	79,853	86,524	49,381
Interest on long-term debt	49,427	81,013	99,171
Total interest expense	497,575	458,829	345,241
NET INTEREST INCOME	382,781	401,371	409,056
PROVISION FOR CREDIT LOSSES	68,568	32,789	40,592
Net interest income after provision for credit losses	314,213	368,582	368,464
NONINTEREST INCOME	113,311	117,905	43,850
NONINTEREST EXPENSES	320,848	325,939	316,693
Income before income taxes and discontinued operations	106,676	160,548	95,621
Income taxes	33,400	47,682	25,404
Income from continuing operations	73,276	112,866	70,217
Discontinued operations, net of income tax	–	–	(396)
NET INCOME	$ 73,276	$112,866	$ 69,821
AVERAGE COMMON SHARES OUTSTANDING, BASIC	73,618	74,940	73,307
AVERAGE COMMON SHARES OUTSTANDING, DILUTED	74,085	75,543	74,595
PER COMMON SHARE, BASIC			
Income from continuing operations	$ 1.00	$ 1.51	$ 0.96
Discontinued operations	–	–	(0.01)
Net income	$ 1.00	$ 1.51	$ 0.95
PER COMMON SHARE, DILUTED			
Income from continuing operations	$ 0.99	$ 1.49	$ 0.94
Discontinued operations	–	–	–
Net income	$ 0.99	$ 1.49	$ 0.94

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
THE SOUTH FINANCIAL GROUP, INC.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The South Financial Group, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, of changes in shareholders' equity and comprehensive income, and of cash flows for each of the two years in the period ended December 31, 2007 (not presented herein) appearing in Item 8 of The South Financial Group, Inc.'s Annual Report on Form 10-K; and in our report dated February 28, 2008, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
February 28, 2008

EXPLANATION OF TSFG'S USE OF CERTAIN NON-GAAP FINANCIAL MEASURES

This Summary Annual Report contains certain financial measures determined by methods other than Generally Accepted Accounting Principles ("GAAP"). The table on page 19 provides reconciliations between GAAP results and non-GAAP performance measures. Operating measures adjust GAAP information to exclude the effects of nonoperating items (including gains or losses on certain items, merger-related costs, employment contract buyouts and severance, and certain other nonoperating items deemed not to reflect core operations). In addition, TSFG provides data eliminating intangibles and related amortization in order to present data on a "cash operating basis."

TSFG uses these non-GAAP measures in its analysis of TSFG's performance and believes presentations of "operating" financial measures provide useful supplemental financial information, a clearer understanding of TSFG's performance, and better reflect TSFG's core operating activities. Management utilizes operating measures in the calculation of certain of TSFG's ratios, in particular, to analyze on a consistent basis over time the performance of what it considers to be its core operations. TSFG believes the non-GAAP measures enhance investors' understanding of TSFG's business and performance. These measures are also useful in understanding performance trends and facilitate comparisons with the performance of other financial institutions.

The limitations associated with operating measures and cash basis information are the risk that persons might disagree as to the appropriateness of items comprising these measures and that different companies might calculate these measures differently. Management compensates for these limitations by providing detailed reconciliations between GAAP and operating measures. These disclosures should not be considered an alternative to GAAP.

RECONCILIATIONS OF GAAP TO NON-GAAP OPERATING MEASURES

(In thousands, except per share data)	For the Year Ended December 31, 2007	2006	2005	2004	2003
NET INTEREST INCOME					
Net interest income (tax-equivalent)	$ 389,027	$ 408,274	$ 415,110	$ 340,197	$ 253,571
Less: Tax-equivalent adjustment	(6,246)	(6,903)	(6,054)	(4,356)	(2,681)
Net interest income	382,781	401,371	409,056	335,841	250,890
NONINTEREST INCOME					
Operating noninterest income	$ 117,934	$ 114,847	$ 109,267	$ 108,989	$ 90,021
Nonoperating noninterest income (loss):					
Gain (loss) on securities	(4,623)	4,037	(52,139)	1,354	16,456
Gain on disposition of assets and liabilities	–	2,498	–	2,350	601
Loss on sale of indirect auto loans previously HFI	–	(3,477)	–	–	–
Change in fair value of certain interest rate swaps	–	–	(13,278)	2,550	(14,237)
Nonoperating noninterest income (loss)	(4,623)	3,058	(65,417)	6,254	2,820
Total noninterest income	113,311	117,905	43,850	115,243	92,841
NONINTEREST EXPENSES					
Operating noninterest expenses	$ 315,632	$ 319,530	$ 293,656	$ 227,162	$ 190,666
Nonoperating noninterest expenses:					
Employment contract buyouts and severance	2,306	5,588	10,327	1,080	512
Loss on early extinguishment of debt	2,029	821	7,101	1,429	2,699
Merger-related costs	–	–	4,009	7,866	5,127
Impairment loss (recovery) from write-down of assets	–	–	917	(277)	268
Other [a]	881	–	683	3,350	–
Nonoperating noninterest expenses	5,216	6,409	23,037	13,448	8,606
Total noninterest expenses	320,848	325,939	316,693	240,610	199,272
EARNINGS					
Net income, as reported GAAP	$ 73,276	$ 112,866	$ 69,821	$ 119,508	$ 83,583
Discontinued operations, net of tax	–	–	396	490	–
Add: Income tax expense	33,400	47,682	25,404	55,489	38,283
Income before income taxes, discontinued operations, and cumulative effect of change in accounting principle	106,676	160,548	95,621	175,487	121,866
Nonoperating noninterest (income) loss	4,623	(3,058)	65,417	(6,254)	(2,820)
Nonoperating noninterest expenses	5,216	6,409	23,037	13,448	8,606
Pre-tax operating earnings	116,515	163,899	184,075	182,681	127,652
Related income taxes	36,587	48,798	57,945	55,373	39,939
Operating earnings	79,928	115,101	126,130	127,308	87,713
Add: Amortization of intangibles, net of tax	5,538	6,301	5,939	4,089	2,374
Cash operating earnings	85,466	121,402	132,069	131,397	90,087
Average common shares outstanding, diluted	74,085	75,543	74,595	66,235	50,328
Per common share:					
Net income – diluted	$ 0.99	$ 1.49	$ 0.94	$ 1.80	$ 1.66
Operating earnings – diluted	1.08	1.52	1.69	1.92	1.74
SELECT BALANCE SHEET (AVERAGES)					
Shareholders' equity	$1,543,552	$1,506,195	$1,463,125	$1,164,004	$ 709,791
Intangible assets	(681,628)	(689,116)	(663,274)	(468,060)	(267,416)
Tangible equity	861,924	817,079	799,851	695,944	442,375

Notes:
[a] Other includes Visa-related litigation of $881 in 2007, charitable contribution of $683 in 2005, and conservation grant of land of $3,350 in 2004.

EXECUTIVE LEADERSHIP

THE SOUTH FINANCIAL GROUP

Tanya A. Butts
Chief Technology and Operations Officer

Andrew B. Cheney
Chairman
Mercantile Bank

William P. Crawford, Jr.
General Counsel

J. W. Davis
Chairman
Carolina First Bank/NC

Robert H. Dewey
Corporate Banking

Christopher S. Gompper
Corporate Financial Services

James R. Gordon
Chief Financial Officer

H. Lynn Harton
Chief Risk and Credit Officer

Christopher T. Holmes
Retail Banking

Mary A. Jeffrey
Human Resources

Maurice J. Spagnoletti
President, Carolina First Bank/SC and TSFG Mortgage

Kendall L. Spencer
President
Mercantile Bank

James W. Terry, Jr.
Community Relations

Mack I. Whittle, Jr.
Chairman, President and Chief Executive Officer

Keith D. Williamson
General Auditor

BANK LEADERSHIP

	BANK PRESIDENT/CHAIRMAN	MARKET PRESIDENTS ($ in millions)	
CAROLINA FIRST BANK *North Carolina*	Scott M. Frierson President, Carolina First Bank/NC J. W. Davis Chairman, Carolina First Bank/NC	*Mountain* Offices 22 Loans $1,554 Customer Funding $1,025	*Wilmington* Offices 5 Loans $145 Customer Funding $126
CAROLINA FIRST BANK *South Carolina*	Maurice J. Spagnoletti President, Carolina First Bank/SC and TSFG Mortgage	*Coastal* Jerry O. Jenerette* Joe C. Alexander, North Coast W. Dixon Woodward, South Coast Offices 23 Loans $1,222 Customer Funding $1,136 *Midlands* David M. Lominack Offices 24 Loans $952 Customer Funding $1,122	*Piedmont* W. Todd Lumpkin Robert E. Brown, Chairman Offices 5 Loans $270 Customer Funding $180 *Upstate* Michael J. Spitzmiller Offices 27 Loans $933 Customer Funding $1,493
MERCANTILE BANK *Florida*	Kendall L. Spencer President, Mercantile Bank Andrew B. Cheney Chairman, Mercantile Bank	*Central Florida* Donald L. Gaudette, Jr. Offices 9 Loans $502 Customer Funding $322 *Mid Florida* Christopher F. Yancey Offices 4 Loans $314 Customer Funding $246 *North Central Florida* Suzanne M. Norris Offices 12 Loans $591 Customer Funding $749	*Northeast Florida* Cynthia S. Stover Offices 12 Loans $662 Customer Funding $434 *South Florida* J. Ernie Diaz R. Carl Palmer, Jr., Chairman Offices 11 Loans $632 Customer Funding $614 *Tampa Bay* Douglas A. Tuttle Offices 18 Loans $856 Customer Funding $732

** Regional President*
Information as of December 31, 2007
TSFG loans also include corporate banking and indirect auto loans, which are excluded from above.
Customer funding is total deposits less brokered deposits plus customer sweep accounts.

BOARDS OF DIRECTORS

THE SOUTH FINANCIAL GROUP

William P. Brant
Senior Partner
Brant, Abraham, Reiter, McCormick & Greene, P.A.
Chief Executive Officer
Thayendanegea Timber, LLC

J. W. Davis
Chairman
Carolina First Bank/NC

C. Claymon Grimes, Jr.
Attorney

M. Dexter Hagy
Principal
Vaxa Capital Management, LLC

Michael R. Hogan
President
Puckett, Scheetz & Hogan Insurance Agency

William S. Hummers III
Deputy Chairman
The South Financial Group

Challis M. Lowe
Executive Vice President
Dollar General Corporation

Darla D. Moore
Vice President
Rainwater, Inc.

Jon W. Pritchett
President and Chief Executive Officer
Nextran Corporation

H. Earle Russell, Jr., M.D.
Surgeon
Greenville Surgical Associates

Charles B. Schooler, O.D.
Optometrist

Edward J. Sebastian
Retired – Founder, Chairman and Chief Executive Officer
Resource Bancshares Mortgage Group, Inc.
Resource Bancshares Corporation
CEO, SMR Group, LLC

John C.B. Smith, Jr.
Owner, John C.B. Smith Real Estate
Attorney/Of Counsel
Nelson Mullins Riley & Scarborough LLP

William R. Timmons III
Secretary, Treasurer and Senior Vice President of Investments
Canal Insurance Company

Samuel H. Vickers
Chairman and Chief Executive Officer
Design Containers, Inc.

David C. Wakefield III
President
Wakefield Enterprises, LLC

Mack I. Whittle, Jr.
Chairman, President and Chief Executive Officer
The South Financial Group

CAROLINA FIRST BANK

Mary Rainey Belser
Community Volunteer
Converse College Board of Trustees

Claude M. Epps, Jr.
Attorney
Bellamy, Rutenberg, Copeland, Epps, Gravely & Bowers, P.A.

Judd B. Farr (Emeritus)
President
Greenco Beverage Co., Inc.

Maj. Gen. John S. Grinalds, USMC (Ret)
Former President
The Citadel

M. Dexter Hagy
Principal
Vaxa Capital Management, LLC

Michael R. Hogan
President
Puckett, Scheetz & Hogan Insurance Agency

Charles B. McElveen
Co-Owner
Swamp Fox Timber Co.

W. Gairy Nichols III
Principal
Dunes Realty, Inc.

Thomas J. Rogers
Secretary and Treasurer
Strand Media, Inc.

H. Earle Russell, Jr., M.D.
Surgeon
Greenville Surgical Associates

John C.B. Smith, Jr.
Owner, John C.B. Smith Real Estate
Attorney/Of Counsel
Nelson Mullins Riley & Scarborough LLP

Andrew A. Sorensen, Ph.D.
President
University of South Carolina

David H. Swinton, Ph.D.
President
Benedict College

William R. Timmons III
Secretary, Treasurer and Senior Vice President of Investments
Canal Insurance Company

David C. Wakefield III
President
Wakefield Enterprises, LLC

Mack I. Whittle, Jr.
Chairman, President and Chief Executive Officer
The South Financial Group

ADVISORY BOARDS

CAROLINA FIRST BANK/ NORTH CAROLINA

HENDERSON/BUNCOMBE COUNTY, NC
Thomas L. Cooper
Robert P. Ingle II
James F. Miller III
W. Leonard Overstreet III, M.D.

MARION/MCDOWELL COUNTY, NC
Lanetta Byrd
E. L. Cunningham
Stephen T. Dirhold
W. Hill Evans
Allen Gurley
Larry Miller

RUTHERFORD COUNTY, NC
John Mark Bennett, M.D.
Terry M. Campbell
H. Lee Harrill
Todd B. Morse
Peter O'Leary
Timothy J. Ridenhour

SHELBY/CLEVELAND COUNTY, NC
Sally Barker
Gaye DeVoe
Hampton C. Hager, Jr.
Mark A. Hudson

CAROLINA FIRST BANK/ SOUTH CAROLINA

ANDERSON, SC
Chrissy T. Adams
Robert G. Austin, D.M.D.
David Burriss
Phillip C. Cahaly
Gene Clary
Todd Davidson
Tom Dunaway III
Phil Little
James C. Mills III, M.D.
Brad W. Moorhouse
Chris Rozakos
Greg Shore
Kim R. Varner
Perry Voisin
David Wakefield

CHARLESTON, SC
Samuel H. Altman
Henry Berlin
W. Carlyle Blakeney, Jr.
William S. Hann
Paul J. Heinauer
John H. Hofford
Chris Kerrigan
Michael C. Robinson
Raymond C. Smith, Jr., CPA
William S. Stuhr, Sr.

COLUMBIA, SC
T. Moffatt Burris
William C. Cantey, Jr.
Craig G. Dawson
Charlie W. Devlin, M.D.
Robin H. Dial
D. Christian Goodall
C. Richard Jackson
S. Stanley Juk, Jr., M.D., FACC
Charles B. Kahn
Jerome C. Kline
Robert E. Kneece, Jr.
John C.B. Smith, Jr.
John P. Sutton, Sr., M.D.
James T. Tharp
Dubose Tuller

CONWAY, SC
Larry L. Biddle
Jonathan L. Dieter, Jr., M.D.
J. Charley Ray
Bobby J. Smith
Kenneth O. Ward
William D. Witherspoon

GEORGETOWN COUNTY, SC
T. M. Andrews
William S. Duncan
John P. Grimes
William N. Miller III
Charles A. Moore
Mark A. Nash
L. Payton Parsons, Jr.
Brigadier Gen. Robert B. Plowden, Jr.
Julian A. Reynolds, Jr.
Wright S. Skinner III, M.D.
R. Frank Swinnie, Jr.
John B. Trotter

GREENVILLE, SC
Judy P. Alexander
David M. Ashmore
Glenn E. Batson
Alfred N. Bell, Jr.
Susan J. Bichel
Steven R. Brandt
John P. Edwards
Nathan A. Einstein
C. Douglass Harper
A. Foster McKissick III
Mary Louise Mims
E. Hays Reynolds III
Porter B. Rose
Betty Smoak
Morris E. Williams, M.D.

LAKE CITY, SC
Marlene Askins
Joe F. Boswell
Rev. Matthew C. Brown
William C. Garner, Jr.
Roger K. Kirby
James C. Lynch, Sr.
E. Leroy Nettles, Jr.
William J. Sebnick

LAURENS COUNTY, SC
Lumus Byrd, Jr.
Robert L. Cason
George H. Cornelson
Joy Gault
Joe J. Gresham
John V. Griffith, Ph.D.
Lykes Henderson, Jr.
Jay Peay

MYRTLE BEACH, SC
Dorothy K. Anderson
Penny I. Boling
W. Cecil Brandon, Jr.
David L. Brittain
Calhoun D. Cunningham, M.D.
A. Shaw Dargan III
William W. DesChamps
John S. Divine IV
Frank H. DuRant
Douglas R. Martin
Leroy Rainbow, Jr.
Larry G. Tuttle
James S. Watson, Jr.

NORTH STRAND, SC
Jay O. Baldwin III
Martin H. Barrier
John L. Martini, Jr.
C. Gene Sheppard
Terry W. White, Sr.

OCONEE COUNTY, SC
Roy E. Adams
Gregory Davis
Gary Duncan
William Gustafson, D.M.D.
Sean McCallum, M.D.
Alexander Shadwick

PICKENS COUNTY, SC
Lynn Breazeale
Jonathan Foster
C. E. Lawton
Kip Merck
Thomas O'Hanlan
Christopher P. Robinson
David Whittemore

PIEDMONT, SC (CITY)
Thomas A. Devenny, Ph.D.
Norma Hedstrom
Max Kennedy
Dawn Nappi
Elizabeth Pack
T. D. Thomason, D.C.
Jerry Yeargin

PIEDMONT REGION, SC
Edwin L. Barnes
William C. Beaty, Jr.
Claude W. Burns III
Hugh L. Harrelson, Sr.
Jerry H. Padgett, Ph.D
Richard S. Powell
Betty Jo Rhea
Elvin F. Walker

SOUTH STRAND, SC
Mike Arakas
Al Hitchcock
W. Winston Hoy, Jr.
Kirk McQuiddy
W. Gairy Nichols III
Jerry W. Oakley
Dennis G. Permenter
E. J. Servant III
Willie C. Shelley, Jr.
John S. Springs
J. Roddy Swaim
Ryan R. Swaim

SPARTANBURG, SC
C. Sloan Evans
Solicitor Harold "Trey" Gowdy III
John T. Gramling III
Steven M. Querin
Thomas R. Young III
John B. White, Jr.

LOCATIONS

MERCANTILE BANK/FLORIDA

MID FLORIDA/OCALA
Nancy Deichman
David DeSantis
Guy Lemieux
Harvey Vandeven
Sid Varner

NORTH CENTRAL FLORIDA
Jon Baxter, D.M.D.
Howard Freeman
Charles I. Holden, Jr.
Millard K. Joyner
Scott Medley, M.D.
James Parrish, Jr.
Nancy Perry
Jon W. Pritchett
Portia Taylor
Scott Whitaker

NORTHEAST FLORIDA
Paul D. Causey
John J. Diamond
John G. Harrison III
William A. McArthur
A. C. Skinner III
Edgar B. Vickers
Mark S. Wood

SOUTH FLORIDA
Larry Goldblum
D. Richard Mead, Jr.
Rodney Metz
Mark E. Wolfson

LEGACY MERCANTILE STATEWIDE BOARD
Carlos J. Alfonso
William P. Brant
Audrey S. Bullard
Gordon W. Campbell
Paul D. Causey
Thomas B. Drage, Jr.
Millard K. Joyner
D. Richard Mead, Jr.
M. Rodney Metz
Cecil D. Moore
Louis P. Ortiz
Jon W. Pritchett
Ross E. Roeder
Samuel H. Vickers
Mark E. Wolfson

CAROLINA FIRST
www.carolinafirst.com

NORTH CAROLINA
(27 Locations/20 Communities)

Asheville (4)
Brevard
Burnsville
Columbus
Fletcher
Forest City
Franklin
Hampstead
Hendersonville (2)
Lake Lure
Marion
Mills River
Morganton
Rutherfordton
Shelby
Spruce Pine
Tryon
Waynesville
Weaverville
Wilmington (4)

SOUTH CAROLINA
(80 Locations/47 Communities)

Aiken (2)
Anderson (4)
Andrews
Bluffton
Camden
Chapin
Charleston (4)
Clemson
Clinton (2)
Columbia (9)
Conway (2)
Easley (2)
Edgefield
Florence (2)
Fort Mill
Georgetown (2)
Greenville (6)
Greenwood
Greer (2)
Hilton Head Island (2)
Irmo
Lake City
Lancaster
Laurens
Lexington (2)
Litchfield
Little River
Marion
Mauldin
Moncks Corner
Mount Pleasant
Murrells Inlet
Myrtle Beach (3)
Newberry
N. Myrtle Beach (2)
Pendleton
Pickens
Piedmont
Rock Hill (3)
Seneca
Simpsonville
Spartanburg
Summerville
Surfside Beach
Swansea
Travelers Rest
West Columbia

MERCANTILE BANK
www.bankmercantile.com

FLORIDA
(66 Locations/45 Communities)

Apollo Beach
Aventura
Boca Raton (2)
Brandon
Clearwater
Coral Gables
Coral Springs
Crescent City
Crystal River
East Palatka
Fort White
Ft. Lauderdale
Gainesville (3)
Glen St. Mary
Interlachen
Inverness
Jacksonville (5)
Kissimmee (2)
Lake Butler
Lake City (3)
Largo
Live Oak
Longwood
Macclenny
Miami
Miami Beach
New Port Richey
Ocala (2)
Ocean Ridge
Orlando (3)
Palatka
Pembroke Pines
Port Richey
S. Ponte Vedra
St. Augustine
St. Augustine Beach
St. Petersburg (4)
Starke
Tampa (5)
Temple Terrace
Tierra Verde
Wesley Chapel
West Palm Beach
Winter Garden
Winter Park (2)

Bank CaroLine
www.bankcaroline.com

SHAREHOLDER SUMMARY

DIVIDEND INFORMATION

Calendar

Dividends are customarily paid to shareholders of record as follows:

Record Dates: January 15, April 15, July 15, and October 15

Payment Dates: February 1, May 1, August 1, and November 1

Quarterly Dividend Rate

Our current quarterly dividend is $0.19 per share. Since the first dividend payment in 1994, The South Financial Group has paid consecutive quarterly dividends and increased cash dividends every year.

Direct Deposit

The South Financial Group offers shareholders the convenience of automatic deposit of dividends into personal bank accounts on the same day dividends are paid. For more information, please contact the Transfer Agent by phone at (800) 368-5948 or by e-mail at info@rtco.com.

Dividend Reinvestment Plan

Shareholders may purchase additional shares of common stock by reinvesting cash dividends. Participants in the Plan may also invest additional cash, up to a maximum of $10,000 per month, for purchase of common stock at market value. For more information, please contact Investor Relations by phone at (888) 592-3001 or by e-mail at investor@thesouthgroup.com.

SUMMARY ANNUAL REPORT

The 2007 Summary Annual Report is presented in a summary format intended to provide information in a concise, summarized manner that will be meaningful and useful to the widest range of readers. The audited financial statements and detailed analytical schedules are contained in The South Financial Group's Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission (SEC).

ANNUAL MEETING OF SHAREHOLDERS

Tuesday, May 6, 2008 at 10:30 a.m. Eastern time
Gunter Theatre, The Peace Center for the Performing Arts
300 South Main Street, Greenville, South Carolina

STOCK LISTING

The NASDAQ Global Select Market
Ticker Symbol: TSFG

STOCK INFORMATION

For the Year	2007	2006	% Change
Stock price ranges (closing price):			
High	**$27.47**	$28.41	(3)%
Low	**15.29**	24.60	(38)
Close	**15.63**	26.59	(41)
Cash dividends paid per share	**0.72**	0.68	6
Annual shares traded (000's)	**154,522**	69,663	122
At December 31,			
Shares outstanding (000's)	**72,455**	75,341	(4)
Shareholders of record	**8,117**	8,596	(6)
Multiples:[a]			
Price/net income	**15.8x**	17.8x	
Price/operating earnings	**14.5**	17.5	
Price/book	**0.7**	1.3	
Price/tangible book	**1.3**	2.3	

Notes:
[a] Based on year-end closing stock price divided by the indicated measure per share.

INFORMATION REQUESTS

Copies of The South Financial Group's Annual Report; SEC Forms 10-K, 10-Q, and 8-K; Proxy Statement; and quarterly earnings releases are available, free of charge, by calling (888) 592-3001 or by visiting TSFG's web site, www.thesouthgroup.com, under Investor Relations.

COMPANY INFORMATION

CORPORATE HEADQUARTERS

The South Financial Group
104 South Main Street
Poinsett Plaza, 10th Floor
Greenville, South Carolina 29601
(864) 255-7900
www.thesouthgroup.com

CONTACT INFORMATION

Customer Service

For customers requesting assistance regarding accounts, products or services, please contact our Sales and Service Center by phone at (800) 476-6400 (for NC and SC) or (800) 238-8681 (for FL) or by e-mail at customerassistance@thesouthgroup.com.

Investor Relations

For analysts, investors and others seeking financial information, please contact:

Investor Relations
The South Financial Group
P.O. Box 1029
Greenville, South Carolina 29602
(888) 592-3001
E-mail: investor@thesouthgroup.com

Transfer Agent

For shareholders seeking help with a change of address, records or information about lost certificates, stock transfers, dividend checks or dividend reinvestment, please contact our Transfer Agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948
E-mail: info@rtco.com
www.rtco.com

On the Internet

www.thesouthgroup.com
Carolina First Bank: www.carolinafirst.com
Mercantile Bank: www.bankmercantile.com
Bank CaroLine: www.bankcaroline.com

Thanks to our employees photographed in this report:

Cynthia Bumgarner, Selma Edwards, Mike Fowler, Carl Gent, Chris Gompper, David Houck, Mark Loftin, Lesley Mahaffey, Shawnta McKenzie-Norman, Anita O'Dell, Anessa Preston, Kyle Pruitt, Bryant Puntch, Peter Stoffelen, Jonathan Taylor, Cathy Waters, Beth Wilson, Vanessa Woods

THE SOUTH | FINANCIAL GROUP

104 South Main Street / Poinsett Plaza, 10th Floor
Greenville, South Carolina 29601
(864) 255-7900
www.thesouthgroup.com

END